UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

TRANSENTERIX, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

89366M201

(CUSIP Number)

Joshua Weingard

TransEnterix, Inc.

Chief Legal Officer

635 Davis Drive

Suite 300

Morrisville, North Carolina 27560

Telephone: (919) 765-8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Phillip Frost, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,380,469 (1) (2)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 4,380,469 (1)(2)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,380,469 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.36% (3)
14	TYPE OF REPORTING PERSON IN

(1)	On March 31, 2014, the Issuer implemented a reverse stock split of its Common Stock at a ratio of 1-for-5. The share ownership in this filing reflects the reverse stock split. The reverse stock split applied to all of the Company’s issued and outstanding Common Stock and therefore did not affect any stockholder’s relative ownership percentage.
(2)	Includes options to purchase 72,000 shares of common stock. Also includes (i) 4,108,469 shares of common stock and (ii) warrants to purchase 200,000 shares of common stock, in each case held by Frost Gamma Investments Trust, of which Dr. Frost is the trustee. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.
(3)	Based on 100,149,453 shares of Common Stock outstanding as of December 31, 2015.

1	NAME OF REPORTING PERSONS Frost Gamma Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,308,469 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,308,469 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,308,469 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.29% (3)
14	TYPE OF REPORTING PERSON 00

(1)	On March 31, 2014, the Issuer implemented a reverse stock split of its Common Stock at a ratio of 1-for-5. The share ownership in this filing reflects the reverse stock split. The reverse stock split applied to all of the Company’s issued and outstanding Common Stock and therefore did not affect any stockholder’s relative ownership percentage.
(2)	Includes warrants to purchase 200,000 shares of common stock.
(3)	Based on 100,149,453 shares of Common Stock outstanding as of December 31, 2015.

ITEM 1.	Security and Issuer

This Amendment No. 8 to Schedule 13D (this “Amendment”) amends certain Items of the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (the “SEC”) on April 12, 2005, and amended on September 12, 2007, June 26, 2008, February 22, 2010, June 22, 2010, October 19, 2010, September 17, 2013 and December 19, 2013 by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged.

This Amendment is filed by Phillip Frost, M.D. (“Dr. Frost”) and Frost Gamma Investments Trust (the “Gamma Trust” and, together with Dr. Frost, the “Reporting Persons”) with respect to the common stock, par value $0.001 per share (“Common Stock”), of TransEnterix, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 635 Davis Drive, Suite 300, Morrisville, North Carolina 27560.

Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Original 13D, as amended.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety to read as follows:

This Amendment constitutes the final amendment to this Schedule 13D and an exit filing for each of the Reporting Persons. The Reporting Persons’ beneficial ownership of the Issuer’s common stock is as set forth in the table below:

Name and Title of Beneficial Owner	Number of Outstanding Shares Beneficially Owned (1)	Percentage of Outstanding Shares of Common Stock (2)
Phillip Frost, M.D.	4,380,469 (3)	4.36%
Frost Gamma Investments Trust	4,308,469 (4)	4.29%

(1)	On March 31, 2014, the Issuer implemented a reverse stock split of its Common Stock at a ratio of 1-for-5. The share ownership in this filing reflects the reverse stock split. The reverse stock split applied to all of the Company’s issued and outstanding Common Stock and therefore did not affect any stockholder’s relative ownership percentage.
(2)	Based on 100,149,453 shares of Common Stock outstanding as of December 31, 2015.
(3)	Includes options to purchase 72,000 shares of common stock. Also includes (i) 4,108,469 shares of common stock and (ii) warrants to purchase 200,000 shares of common stock, in each case held by the Gamma Trust, of which Dr. Frost is the trustee. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Gamma Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.
(4)	Includes warrants to purchase 200,000 shares of Common Stock.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit Number	Description

A	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2016	/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

Dated: January 28, 2016	FROST GAMMA INVESTMENTS TRUST

	By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D. Trustee